EXHIBIT 1
BUSINESS PLAN & FINANCIAL PROJECTIONS

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Craftspace, Inc.

IMAGINE, DESIGN AND BUILD.

Business Plan
And
Financial Projections

Prepared January 2021

Contact Information

Gregg Howell, COO

gregg@craftspaceinc.com

703.618.3403

www.craftspaceinc.com

1608 Queen Street

Wilmington, NC 28401, United States

Table of Contents

Business Plan

EXECUTIVE SUMMARY

Upcycled Modular Building Solutions

There are an estimated 6M unused shipping containers in the US, which equates to approximately 960,000,000 SF of space. To put things into perspective, that's enough to build 7 Empire State Buildings per year, for the next 50 years. At Craftspace, we're putting these containers back to work by creating sustainably-focused modular building solutions.

The company's product/service offering is organized around two key centers of gravity.

1.   Modular Container Building Products

2.   Custom Design/Build Container Projects

Target Market - Backyard Spaces & Outdoor Places

Craftspace will initially focus on the Carolinas (NC/SC) as our geographic target market during our start-up phase.

Our primary objective is to grow the Modular Container Building Product Line with a concentration around two key segments:

1.   Backyard Spaces

2.   Outdoor Places

BACKYARD SPACES

Today more than ever, "Home" is being pushed to the limits. While there has been a steady trend towards remote working in recent years, the COVID-19 pandemic has accelerated this trend significantly. Before COVID-19, 3.6% of the U.S workforce worked from home one or more days per week. 2021 projections show that 25-30% of employees will move to remote work, creating increased demand for more space at home

(Source: GlobalWorkplaceAnalytics.com). Furthermore, remote learning has surged, creating even a bigger need for additional space that is quiet and free of distractions.

In response this need for additional space, Craftspace has developed the **FLEXSPACE** container product line. Please refer to the "Products & Services" section of this plan for more detail.

OUTDOOR PLACES

Shifting demographics and disruption in the traditional hotel model are driving demand for new, offbeat lodging experiences in the $10B Outdoor Hospitality marketplace. Tech-savvy Millennials with kids and sustainably-focused Gen Xers, make up 75% of the camping/glamping population, which is the foundation of the emerging Outdoor Hospitality industry. The result; 78M [60%] of US Households are seeking new and exciting ways to discover the great outdoors, without roughing it; too much.

With a wide range of outdoor experiences and different types of accommodations available across North America, over 40% of travelers are interested in staying in a cabin of some type. [Source: 2019 North American Glamping Report].

Based on the shifting demographics, and the demand for alternative cabin experiences, we see a gap in the marketplace and believe there is room for innovation within the current outdoor lodging landscape, which is experiencing steady growth amid the COVID-19 pandemic.

In response to this demand, Craftspace is developing the **CABINSPACE** container product line. Please refer to the "Products & Services" section of this plan for more detail.

COMPANY OVERVIEW

Mission/Vision

Create a forward-thinking/sustainably focused modular building solutions company that inspires outdoor experiences and provides space for those in need.

Company Structure & Key Team Members

Craftspace, Inc. is a C-Corporation organized in the state of North Carolina.

Ownership

Name	Title/Role	Ownership
Bryan Kristof	Founder/CEO	54.72%
Gregg Howell	COO	20.00%
Randy Swartz	President	10.28%
Jacqueline Chase		5.00%
Ben Wilker	Architecture/Design	5.00%
Julia Jacobsen	Interior Design	5.00%

STRATEGIC PARTNERS

Wilker Design Co. PLLC - To further support our objectives, we have formed a strategic partnership with Ben Wilker, who is a Registered Architect. Ben is the owner of Wilker Design Co. PLLC and will serve as a key member of our design team providing professional architectural services. Ben Wilker has a 5% equity ownership interest in Craftspace, Inc.

Julia Jacobsen Design, LLC - We have also established a strategic partnership with Julia Jacobsen, owner of Julia Jacobsen Design, LLC. Julia will support our overall design efforts, with a focus on interior design. Julia Jacobsen has a 5% equity ownership interest in Craftspace, Inc.

Sparked Consulting - Parker Wilson, Founder of Sparked Consulting, has been engaged to assist brand development and marketing.

Gulfstream Steel - Located just 30 minutes from the Craftspace Production Warehouse, Gulfstream is one of the region's premier steel fabrication companies. They have a solid track record of building container-based structures for the military and have extensive resources and equipment to support our steel fabrication needs.

_____



Bryan Kristof: Founder & CEO

Bryan has over 25 years of experience developing successful small companies & brands. He has held senior marketing positions with public and privately held companies in the USA and Canada, has created two successful marketing agencies and a coworking company.

Originally from Ithaca, NY, Bryan moved to Wilmington, NC in 2001, where he started his family. After three years serving as director of marketing for what is now one of North Carolina's largest architecture firms, Bryan spent six years working with a local web/graphic design agency. In 2010, Bryan started his own marketing agency, then merged with a local web development company, to form Tayloe/Gray/Kristof (TGK), which grew to become Wilmington's largest full-service marketing firm with over 25 team members. Bryan sold his interest in TGK in 2016.

Bryan started Craftspace in 2017, after helping to create The Cargo District, a thriving, urban mixed-use community of retail and residential spaces constructed from over thirty upcycled shipping containers.



Gregg Howell: COO

Originally from Allentown, PA, Gregg has over 20 years of experience in the trucking and logistics arena. After receiving his Bachelors in Business & Economics, he joined his father-in-law in 1995 to help run the family trucking business, located in the Northern VA/DC Metro Area. Gregg's operational management expertise helped lead the company to steady growth. Gregg acquired ownership of the company in 2015, and relocated to Wilmington, NC in 2017 in search of a better quality of life for his family.



Randy Swartz: President

A North Carolina native, Randy has served as CEO of three international companies during a career span of more than 30 years. He received his Masters in Mechanical Engineering and has been honored by the Georgia Institute of Technology as one of their Distinguished Alumni and by N.C. State University as a member of their Engineering Hall of Fame. Today, Randy is an investor and business consultant, and serves as interim president and advisor for Craftspace.



Ben Wilker: Architecture

Ben is a strategic partner and part owner of Craftspace. With over 12 years of experience, Ben received his Master of Architecture degree and is currently a licensed architect in Ohio & North Carolina. Pursuing a dream to move south from Cincinnati, Ohio, Ben and his family settled in Wilmington, NC in 2017. After a year of working with a local architecture firm and serving as an AIA Wilmington executive board member, Ben started Wilker Design Co. in 2018, focusing on digital visualization & 3D renderings.

As architectural partner for Craftspace, Inc, Ben is helping to lead our efforts to bring the first modular-certified shipping container living spaces to North Carolina and the Southeast region.



Julia Jacobsen: Interior Design

Julia is a strategic partner and part owner of Craftspace. Originally from Bavaria, located outside of Munich, Germany, Julia moved to the US in 2005, where she spent five years in key sales account positions for laboratory equipment manufacturers. After starting her family in 2013, she created & patented 'Sunsnapz', the first multi-purpose sun protective baby blanket. Julia spent three years overseeing all aspects of the baby blanket company, developing retail partnerships throughout the USA, Canada and Europe.

Julia's passion for interior design emerged in 2017 when she began designing Air B-N-B properties and providing professional home staging services. In 2019, Julia started her own boutique interior design firm creating European inspired and eco-friendly spaces for a variety of residential and commercial clients.



Jacqueline Chase: Digital Marketing

Chase is a strategic partner and part owner of Craftspace. Originally from Fayetteville, NC, Chase began her career in 2013 as a content strategist for eBay, where she crafted search engine optimized listings to drive online conversions. In 2014, Chase joined one of Wilmington's largest full-service digital marketing agencies, serving as senior copywriter. In 2017, Chase started her own creative consulting company and collaborated with Bryan on placemaking and branding for The Cargo District.



Parker Wilson: Brand Strategy

Parker is founder of Sparked Consulting where her focus is on helping small businesses in the areas of operational best practices, brand messaging, and growth strategy. She received her MBA from UNC Chapel-Hill with a dual concentration in Sustainable Enterprise and Entrepreneurship. With over 10 years of experience, Parker began her career in 2011 working for Lululemon Athletica in Vancouver, BC, where she led development of brand guidelines and in store experience. Parker eventually moved to Charleston, SC to support growth of the brand in the southeast region.

In 2014, Parker co-founded Smockbox, an online retail startup focused on bringing beautifully designed and sustainably made clothing to the doorsteps of parents nationwide. The company was purchased in 2018. Parker is passionate about entrepreneurship and currently serves as board member at the Wilmington Chamber of Commerce.

Operations & Production

Craftspace is located in Wilmington, NC, which is home to The Port of Wilmington, a vital deep water shipping port serving the Southeast U.S. market. Our proximity to the Port of Wilmington Container Terminal provides us with direct access to container units. We have established supplier connections with container brokers locally as well as regionally.

Currently, our administrative office is located at Coworx, a coworking space located in The Cargo District, in Wilmington, NC. Office Address: 1608 Queen Street, Wilmington, NC 28401

In addition to our administrative office, we have secured approximately 5,000SF of indoor/outdoor space which will be used for our warehouse, production facility & sales center. We have entered into a 12-month lease agreement effective September 1, 2020, with two one year renewal options. The property is located at the previous Coca-Cola bottling facility, 921 Princess St. Wilmington, NC 28401. (See picture below)



SHIPPING CONTAINERS

Container History

The use of standardized steel shipping containers began during the late 1940s and early 1950s, when commercial shipping operators and the US military started developing such units. In 1948 the U.S. Army Transportation Corps developed the "Transporter", a rigid, corrugated steel container, which was later developed into the Container Express (CONEX) box system.

By 1965 the US military used some 100,000 CONEX boxes, and more than 200,000 in 1967, making this the first worldwide application of intermodal containers. Their invention made a major contribution to the globalization of commerce in the second half of the 20th century, dramatically reducing the cost of transporting goods and hence of long-distance trade.

Containerization as we know it today has its roots in North Carolina. Born in Maxton, NC, American businessman & transport entrepreneur, Malcolm Purcell McLean [Nov. 14 1913 - May 25, 2001] is known as the Father of 'Containerization'. McLean attended High School in Winston-Salem, NC and founded the McLean Trucking Co based in Red Spring, NC.

In the 1950s, McLean began developing plans to move cargo along the U.S. coastline by packing his company trucks on ships. Dubbed "trailer ships," the design demonstrated obvious inefficiencies with wasted potential cargo space.

To maximize space, McLean designed the first 'Containership' or 'Box Ship.' This innovative design made history, and on April 26, 1956, one of the converted tankers (SS Ideal-X) sailed from North Carolina to New York. On deck was 58 35-foot 'Trailer Vans" - later re-coined 'Containers.'

Since the mid-1950's, the backbone of the global economy has been carried on the shoulders of the Intermodal Shipping Container. Today, 90% of all non-bulk cargo worldwide is transported by ship, rail and truck in a container.

Container Sizes & Conditions

Ninety percent of the global container fleet consists of "dry freight" or "general purpose" containers, and although lengths of containers vary from 8 to 56 feet, over 80% of the world's containers are either twenty or forty foot standard length boxes of the dry freight design. These typical containers are rectangular, closed box models, with doors fitted at one end, and made of corrugated weathering steel (commonly known as CorTen)

Standard containers are 8-foot wide by 8ft 6in high, although the taller "High Cube" units measuring 9 feet 6 inches in height have become the most prominent container unit. Today, high-cube 40 ft containers represent approximately 50% of the world's container fleet, according to Drewry's Container Census report. Based on the ample supply of 40' High Cube containers, the relative cost for acquiring these units is most appealing. Based on our experience, we can acquire a used Wind & Watertight (WWT) 40' HC container for nearly the same price as a regular height 20' container, doubling our square-footage from 160SF to 320SF, with the added benefit of an extra 12" of ceiling height.

Our focus will be on acquiring 40" High Cube containers that can be modified to different lengths as needed.

Typical Container Condition Types are categorized as follows:

- **One Trip** (New Containers): These are new containers shipped from factory to said location with one cargo load.

- **Premium or IICL-5** (2 to 8 years old): Excellent condition, conforming to shipping conditions standards and ready for survey and ocean freight shipment.

- **CW** (Cargo Worthy, over 8 years old): Ready for survey and one more cargo load. Structurally sound, suitable for project or single move shipping.

- **WWT** (Wind and Watertight): These units are typically over 8 years old. Suitable for storage or other aftermarket applications.

- **AS IS** (As described): These units are normally watertight but are not guaranteed. They often have small damage or are older than typical WWT units.

Container Construction

The use of Intermodal Shipping Containers as a building block can adapt to multiple construction methods. Local zoning, permitting and building codes are all key factors to be considered. We have conducted extensive research to identify the best approach to fit our business model. Based on our findings, we will focus on securing modular certification for our container units. One of the main benefits of modular construction, is that most of the construction work is performed off-site in a controlled environment, where quality control, labor, and efficiencies can be maximized to the fullest.

Another key benefit of modular certification is regulation on a state level. Each state has building codes that are adaptations of some form or another from the international building code. Each modular building factory is required to have a thorough certification process up front where state inspectors initially monitor the means and methods of the build to ensure everything is done properly. This is in addition to the standard review and approval of each design by the state to ensure compliance with building codes. Any site-specific work is inspected and approved locally, such as any foundation work and utility connections.

In addition to modular certification, we are also exploring building certifications from the National Organization for Alternative Housing (NOAH). NOAH got its start inspecting Tiny Homes. They have since expanded their efforts to include a variety of alternative living spaces. They are a team of building experts who specialize in certifying that alternative living spaces are built to meet and exceed the strictest building regulations. NOAH utilizes video communication technology to review the design and the construction process from beginning to end. This saves time and allows inspectors to review projects across the country with consistent enforcement practices.

Logistics & Delivery

One of the inherent benefits of using shipping containers as modular building units is the ability to transport the structures. All shipping containers are regulated by the International Organization for Standardization (ISO) to ensure this structure remains consistent everywhere. This includes trailers that are approved by the US Department of Transportation, and because containers are kept under the maximum width listed by each state's DOT, no special permits are required for transportation.

Container units that are 20' in length or less can typically be transported by a common flatbed/rollback tow truck. Larger units require delivery using a standard ISO container chassis, which typically can be adjusted to accommodate lengths from 20ft to 53ft.

Shipping containers are intermodal, so in addition to transportation by truck, we also see the potential for distributing our units via rail. This approach will be further explored to support future growth beyond the southeast region of the U.S.

Once the container units are delivered to their intended location, site conditions as well as size of the unit will determine requirements for off-loading. In certain situations a crane may be required to set the units in place, however there are specialized container lifts and moving equipment that can off-load units and position them in most situations.

PRODUCTS & SERVICES

Modular Container Buildings

Our Modular Container Building Units will serve as our primary product offering. These units will maintain the existing footprint/common dimensions of the ISO containers in order to optimize the inherent structural and logistical benefits. Pricing for the units will range from approximately $15k - $75k+, depending on size, finishes & selected options.

The Modular Container Buildings Product Line consists of the following:

FLEXSPACE

FLEXSPACE provides more space at home and features a simple, open space plan that enables users the flexibility to adapt the container for multiple purposes. These pre-fabricated container units range from 50sf - 150sf, are built in our shop, then delivered to the customer's site. FLEXSPACE units can be set up in as little as one day and can serve a variety needs such as backyard office, art studio, home gym, guest room, home-schooling/classroom, she-shed, man-cave or hobby/craft room.

We currently have two (2) base models available:

FLEX-08 / 50SF / FLEX-08 is best for 1 person and features a large window and full-glass door to optimize natural light. A small deck and pergola, combine with the original shipping container doors to create a cozy entry. The interior comes standard with white shiplap walls. Please view website for additional details/information: https://www.craftspaceinc.com/flex08-overview

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FLEX-12 / 70SF / FLEX-12 can comfortably fit 1-2 people, depending on the use. Two large windows and a full-glass door optimize natural light. The interior comes standard with a blank canvas of white shiplap walls. Please view website for additional details/information: https://www.craftspaceinc.com/flex12-overview





CABINSPACE

CABINSPACE delivers a complete living space featuring kitchen, bedroom(s) and bathroom. Ranging in size from 160sf - 320sf, these units are ideal for serving as an accessory dwelling unit (ADU), short-term rental,

tiny home, cabin or weekend escape. In order to simplify building code/permitting requirements, CABINSPACE will be a state-certified, factory-built structure and registered industrialized building. This enables us to pre-fabricate building code compliant units at our facility in a controlled environment.

We are currently in the design development phase for the CABINSPACE product line.




TV
BEDROOM
FLEX SPACE
LIVING SPACE
TV
PANTRY W/ MICROWAVE
10 CU. FT. FRIDGE
KITCHEN + DINING
FULL SIZE WATER CLOSET
BATH
FULL SIZE SHOWER

Custom Projects

In addition to our Modular Container Building Product Line, the Craftspace Custom Projects Division will be responsible for design and development of client-specific container architecture projects. These projects will range from branded environments to custom homes as well as retail & commercial spaces. Pricing and fee structure will be dependent on the scope of the project. The following is a curated list of recent custom projects/opportunities the company has been involved with:

Coworx: A Coworking company that features shipping container office spaces.



The Cargo District: Urban infill project encompassing container apartments, food & retail.



Camp CONEX: Short-term housing to support paws4people, a nonprofit organization designed to give people with physical, mental, and emotional disabilities assistance through canine companionships.







Headwaters Place at Hewlett's Creek: Short-term housing to support a specialized addiction treatment/recovery program.


SINGLE FAMILY RESIDENCE SCHEMATICS - DWELLING UNITS 7 & 8
LIVING
KITCHEN
OUTDOOR LIVING SPACE
BED 2
M. SUITE
BED 3
BALCONY
MATERIAL INSPIRATIONS - NATURAL WOOD RAINSCREEN SYSTEM
TYPICAL DWELLING UNIT PLAN - FIRST FLOOR OVER PIERS
SECOND FLOOR

Sub-terannean Tunnel Complex: Military training facility to condition soldiers for underground warfare.



MARKETING & SALES

Marketplace Segmentation

Craftspace will initially focus our marketing & sales efforts within the North Carolina and South Carolina. Our startup efforts will concentrate on Southeastern NC including The Wilmington Metro Area (New Hanover & Pender Counties) and the The Myrtle Beach Metro Area (Brunswick & Horry Counties).

The FLEXSPACE product line will be targeted to customers in the above target markets, that have a minimum $100K HHI.

The CABINSPACE product line will concentrate on a B2B sales & marketing strategy targeting owners/key decision makers within the Outdoor Hospitality business segments which include:

Private Campgrounds/RV Parks [Individual/Networks/Franchises]

- Kampgrounds of America (KOA)
- Good Sam's Parks
- Yogi Bear's Jellystone Parks
- Individually Owned Campgrounds

Public Campgrounds [National/State/Local]

Girl Scout/Boy Scout Camps

Summer Camps [Overnight]

Glamping Properties/Resorts

P2P Landshare Platforms

Outdoor Experience Providers

- Zipline/Ropes Courses
- Whitewater Rafting
- Fishing/Hunting Camps
- Snowmobile/ATV/4X4 Outfitters

- Farm-to-Table/Wineries

Marketing Tools & Tactics

Logo & Corporate Identity: The logo & corporate identity for the company have been completed.



Website: We have secured multiple URL's/website domain names related to craftspace + containers, however our primary brand/corporate website will live @ www.craftspaceinc.com. Additional URL's/website domain names that we have secured include:

- craftspaceinc.com (Primary)
- craftspacedesign.com
- cargospacecontainers.com
- cargoboxrentals.com
- craftspacecontainers.com

Social Media: Social Media will be a vital part of our overall marketing & communications strategy. The company has secured branded "handles" for all key social media venues and will leverage these channels to support business development & sales efforts:

- Facebook - facebook.com/craftspaceinc/

- Instagram - instagram.com/craftspaceinc/

- YouTube - youtube.com/craftspaceinc/

- Pinterest - pinterest.com/craftspaceinc/

- LinkedIn - linkedin.com/company/craftspaceinc/

Earned Media/PR: One of our primary marketing tactics will involve the dissemination of strategically planned press releases.

Trade Shows: Industry trade shows/conferences will be an integral part of our marketing strategy. We will identify/attend strategic trade shows, events & conferences within the Outdoor Hospitality marketplace that will yield meaningful lead generation efforts.

Immersive VR Sales Tools: The company has been experimenting with the latest advancements in "Virtual Reality" [VR] technology to support our marketing/sales efforts. This platform will enable any prospect with a Smartphone to virtually see how one of our modular container units will look on their existing property.

Competition

Traditional Cabin Manufacturers

Tiny Home Builders

Other Container Builders

KEY MILESTONES

Logo & Branding - Complete

Kampgrounds of America (KOA) - Cabin Prototype

Cabinspace - Preliminary design/plans complete

Flexspace - Design/plans complete for 8ft & 12ft backyard units.

Website - Phase 1 Complete

Gulfstream Steel Collaboration

Allstays - Digital campground database/directory

Temporary Production/Warehouse Space

Established relationships with multiple container brokers

Established connections with representatives for NC modular certification as well as NOAH.

Built 20ft pool cabana

Initiated Crowdfunding Efforts

Conducted preliminary trademark clearance search for "Craftspace"

Financial Plan

Forecast

Forward Looking Statements

Certain information set forth in this business plan contains "forward-looking information". Except for statements of historical fact, information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Revenue Forecast Table

	2021	2022	2023
Revenue			
Container Flexspace - 8	$216,000	$444,960	$444,960
Container Flexspace - 12	$1,054,500	$1,585,170	$1,585,170
Container Cabinspace - 20	$75,190	$464,676	$464,676
Container Cabinspace - 40	$180,765	$1,303,323	$1,303,323
Planning & Design Fees	$25,000	$0	$0
Brand Licensing	$0	$0	$0
Developer /Management Fees	$0	$0	$0
Marketing Fees	$0	$0	$0
Total Revenue	**$1,551,455**	**$3,798,129**	**$3,798,129**
Direct Cost			
Container Flexspace - 8	$169,200	$348,570	$348,570
Container Flexspace - 12	$720,945	$1,083,780	$1,083,780
Container Cabinspace - 20	$56,734	$350,616	$350,616
Container Cabinspace - 40	$148,089	$1,067,724	$1,067,724
Architecture / Engineers	$7,500	$0	$0
Interior Design	$3,750	$0	$0
Project Consultants	$0	$0	$0
MIscellaneous	$0	$0	$0
Direct Labor			
Total direct costs	**$1,106,218**	**$2,850,690**	**$2,850,690**
Gross margin	$445,237	$947,439	$947,439
Gross margin %	**29%**	**25%**	**25%**

Projected Profit and Loss

	2021	2022	2023
Revenue	**$1,551,455**	**$3,798,129**	**$3,798,129**
Direct Costs	**$1,106,218**	**$2,850,690**	**$2,850,690**
Gross Margin	$445,237	$947,439	$947,439
Gross Margin %	**29%**	**25%**	**25%**
Operating Expenses			
Salaries & Wages	$233,592	$240,624	$240,624
Employee Related Expenses	$18,541	$19,101	$19,100
Marketing / Advertising	$41,637	$45,873	$45,873
Bank and Merchant Fees	$624	$648	$648
Continuing Education, Conference & Seminars	$3,096	$3,192	$3,192
Customer Discounts / Refunds	$624	$648	$648
Dues / Subscriptions	$618	$637	$637
Insurance	$7,201	$7,418	$7,418
Licenses / Fees / Certifications	$4,641	$9,468	$9,468
Legal / Professional Fees	$9,096	$9,349	$9,349
Office Expenses & Supplies	$6,192	$6,384	$6,384
Computers	$1,500	$1,500	$1,500
Rent	$17,160	$18,672	$18,672
Automobile	$930	$1,920	$1,920
Business / Personal Property Tax	$3,096	$3,192	$3,192
Telephone / Communications	$2,286	$2,796	$2,796
Travel / M&E	$9,465	$16,653	$16,653
Contingency (10%)	$36,028	$38,808	$38,808
Total Operating Expenses	**$396,327**	**$426,883**	**$426,882**
Operating Income	**$48,910**	**$520,556**	**$520,557**
Interest Incurred	$1,632	$583	
Depreciation and Amortization			
Gain or Loss from Sale of Assets			
Income Taxes	$9,456	$103,994	$104,112

Total Expenses	$1,513,633	$3,382,150	$3,381,684
Net Profit	$37,822	$415,979	$416,445
Net Profit / Sales	2%	11%	11%

Statements

Revenue by Year



Expenses by Year



Net Profit (or Loss) by Year



Cash Flow by Year

